

Tyler Holender · 3rd

Director | L.A.

Los Angeles, California, United States · 107 connections ·

Contact info



Where's Rose (Featu...

University of North C...
School of the Arts

Featured

Website
Tyler Holender

Experience

Where's Rose (Feature Film)
9 mos



Production Designer
May 2020 – Present · 2 mos
Los Angeles, California

Producer
Oct 2019 – Present · 9 mos
Los Angeles, California

This film's currently in pre-production and will shoot in August 2020.

Director: John Mathis



Director / DP / Editor
FOODEEZ
May 2018 – Present · 2 yrs 2 mos
Los Angeles, California

Commercials and recipe videos for Bundaberg, Bush's Beans, Cooking Panda, Del Monte, FUD, Nongshim, Sysco, Takara, and Tapatío.

Stoker Hills (Feature Film)
10 mos

Visual Effects Artist & Title Designer
Apr 2019 – Sep 2019 · 6 mos
Los Angeles, California

Completed over 50 2D visual effects shots, including chroma keying, compositing, and screen replacement.

Designed original titles and end credits.

Behind the Scenes Videographer
Dec 2018 – Mar 2019 · 4 mos
Los Angeles, California

Directed, shot, and edited various behind the scenes videos for social media and digital / physical media.

Education



University of North Carolina School of the Arts
Bachelor of Fine Arts - BFA, Film Directing
2014 – 2018

